Exhibit 1

MI Developments Inc.

455 Magna Drive
Aurora, Ontario L4G 7A9
Tel (905) 713-6322
Fax (905) 713-6332

MI DEVELOPMENTS ANNOUNCES

TERMINATION OF STALKING HORSE BID FOR

MAGNA ENTERTAINMENT ASSETS AND AMENDMENTS TO DIP LOAN

April 20, 2009, Aurora, Ontario, Canada — MI Developments Inc. (MID) (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it and Magna Entertainment Corp. (MEC) have agreed to terminate MID’s stalking horse bid to purchase certain of MEC’s assets that had been previously made in the context of MEC’s petition for reorganization under Chapter 11 of the United States Bankruptcy Code.  Although the stalking horse bid has been terminated, MID will continue to evaluate whether to bid on MEC assets during the course of the Chapter 11 sales process.

Dennis Mills, MID’s Vice-Chairman and Chief Executive Officer, stated, “MID’s principal concern with respect to the MEC Chapter 11 process is to maximize our recovery on our secured loans to MEC.  We made our stalking horse bid because we believe that MEC owns some very valuable and attractive assets.  Although we continue to be interested in acquiring assets from MEC, we have agreed to withdraw our stalking horse bid in response to objections raised by a number of parties in the MEC Chapter 11 process and with the intent of expediting that process.  As the process moves forward, MID will continue to evaluate all opportunities to preserve the value of our secured loans to MEC, which may include MID bidding for certain of MEC’s assets.”

MID also announced that the terms of the debtor-in-possession financing facility being provided to MEC by a wholly-owned subsidiary of MID (the MID Lender) have been amended to, among other things:

(i)            extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC’s asset sales;

(ii)           reduce the principal amount available from US$62.5 million to US$38.4 million, with the reduction attributable to the fact that interest on the pre-petition indebtedness owed by MEC and its subsidiaries to the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash; and

(iii)          provide that MEC has until the week of May 4, 2009 to file a motion on the bid procedures relating to the asset sales.

The final terms of the debtor-in-possession financing facility are scheduled to be considered by the Bankruptcy Court on April 20, 2009.

The Board of Directors of MID approved terminating the stalking horse bid and amending the financing facility after considering, among other things, a favourable recommendation from a Special Committee of independent directors.

The restructuring of MEC under the protection of Chapter 11 is subject to certain material conditions, some of which are beyond MEC’s and MID’s control. There is no certainty with regard to how long the chapter 11 proceedings or the process for the marketing and sale of the debtors’ assets will take, whether the debtors’ restructuring plan will be successful, whether or at what prices the debtors’ assets will be sold, whether any offer by any third party or MID for the debtors’ assets will materialize or be successful, and as to the outcome of litigation or regulatory proceedings, if any, related to the Chapter 11 proceedings or MID’s involvement therein (including as a result of objections raised at the Bankruptcy Court and with the Ontario Securities Commission).

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a majority interest in MEC, North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.  As noted in this press release, MEC has filed a voluntary petition for reorganization under chapter 11 of the Bankruptcy Code.

For further information about this press release, please contact Richard Smith, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the chapter 11 proceedings and MID’s participation therein.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the chapter 11 process, including the auction of MEC’s assets, and the risks that are set forth in the “Risk Factors” section in MID’s Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.